SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FRP Properties, Inc.
             (Exact name of registrant as specified in its charter)

                 Florida                                         59-2924957
----------------------------------------                     -------------------
(State of Incorporation or Organization)                        (IRS Employer
                                                             Identification No.)

155 East 21st Street, Jacksonville, Florida                        32206
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(Address of principal executive offices)                         (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                    Name of Each Exchange on Which
     to be so Registered                    Each Class is to be Registered
     -------------------                    ------------------------------



     If this form relates to the            If this form relates to
     registration of a class of             the registration of a
     securities pursuant to                 class of securities
     Section 12(b) of the                   pursuant to Section 12(g)
     Exchange Act and is                    of the Exchange Act and
     effective pursuant to                  is effective pursuant to
     General Instruction A. (c),            General Instruction
     please check the following             A.(d), please check the
     box.  [ ]                              following box.  [X]


Securities Act registration statement file number to which this
form relates:     Not Applicable                (If applicable)
                  --------------

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
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                                (Title of Class)

Item 1.  Description of Securities to be Registered.

Introduction

     On May 5, 1999, the Board of Directors of FRP Properties, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.10 per share, of the Company (the "Common Shares"). The dividend is payable on June 2, 1999 (the "Record Date") to the shareholders of record on that date. The description and terms of the Rights are set forth in an Agreement (the "Agreement") between the Company and First Union National Bank as Rights Agent (the "Rights Agent").

Purchase Price

     Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, par value $.01 per share (the "Preferred Shares"), at a price of $96 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment.

Flip-In

     In the event that any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of the outstanding Common Shares other than any person or group of affiliated or associated persons who were beneficial owners, individually or collectively, of 15% or more of the Company's Common Shares outstanding on May 4, 1999, (an "Acquiring Person"), each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. At any time prior to the Distribution Date, the Board of Directors of the Company may declare that in lieu of a cash payment, the registered holder of a Right Certificate may exercise the Rights (except as otherwise provided herein) in whole or in part upon surrender of the Right Certificate with an election to exercise such Rights without payment of cash. A holder who elects to make a cashless exercise will receive the number of Common Shares having a value equal to the Purchase Price.

Flip-Over

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

     If the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, each holder of a Right (other than Rights beneficially owned by Acquiring Person, which will be void) will thereafter have the right to receive that number of shares of common stock of the issuer which at the time of such transaction will have a market value of two times the exercise price of the Right. In lieu of a cash payment, the registered holder of a Right Certificate may exercise the Rights (except as otherwise provided herein) in whole or in part upon surrender of the Right Certificate with an election to exercise such Rights without payment of cash. A holder who elects to make a cashless exercise will receive the number of shares of common stock of the issuer having a value equal to the Purchase Price.

Distribution Date

     The Distribution Date is the earlier of

     (i) The close of business on the tenth business day following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding Common Shares; or

     (ii) The close of business on the tenth business day (or such later date as may be determined by action of the Board of Directors of the Company, if the Distribution Date shall have previously occurred) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares.

Transfer and Detachment

     Until the Distribution Date, the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto. Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares, and transfer of those certificates will also constitute transfer of these Rights.

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and

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

such separate Right Certificates alone will thereafter evidence the Rights.

Exercisability

     The Rights are not exercisable until the Distribution Date. The Rights will expire on September 30, 2009 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

Adjustments

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to the Preferred Shares. The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment if, prior to the Distribution Date, there is a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Share will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Share on the last trading day prior to the date of exercise.

Preferred Shares

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to, if declared by the Board of Directors, a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are

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

exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     The value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should, because of the nature of the Preferred Share dividend, liquidation and voting rights, approximate the value of one Common Share.

Exchange

     At any time after any person or group becomes an Acquiring Person, and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one Common Share per one Right to one one-hundredth of a Preferred Share (subject to adjustment).

Redemption

     At any time prior to the Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendments

     The Rights Agreement may be amended by the Company without the approval of any holders of Right Certificates, including amendments which add other events requiring adjustment to the Purchase Price payable and the number of Preferred Shares or other securities issuable upon the exercise of the Rights or which modify procedures relating to the redemption of the Rights, provided that no amendment may be made which decreases the stated Redemption Price or the period of time remaining until the Final Expiration Date or which modifies a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable.

Rights and Holders

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

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

Further Information

     A copy of the Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is hereby incorporated herein by reference.

Item 2  Exhibits.

Exhibit   Description
No.

4.1 Rights Agreement, dated as of May 5, 1999 between the Company and First Union National Bank which includes the form of Articles of Amendment setting forth the terms of the Series A Preferred Stock as Exhibit A, Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.

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

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed by the undersigned, thereunto duly authorized.

                                                    FRP PROPERTIES, INC.
                                                        (Registrant)

                                                    By:	   /s/ James J. Gilstrap
                                                    Name:  James J.  Gilstrap
                                                   Title:  Treasurer and Chief
                                                           Financial Officer

Dated:  May 6, 1999

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